SEC FILE NUMBER 001-31822
CUSIP NUMBER 00430H201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accelerate Diagnostics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3950 South Country Club Road, Suite 470
Address of Principal Executive Office (Street and Number)

Tucson, Arizona 85714
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accelerate Diagnostics, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”). The Company has determined that it will be unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As reported in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2025 (the “Form 8-K”), on such date, the Company and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Petitions”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such cases, the “Cases”).

Additionally, as reported in the 8-K, on May 8, 2025 prior to the filing of the Bankruptcy Petitions, the Company entered into that certain term sheet (the “Stalking Horse Term Sheet”) with an affiliate of Indaba Capital Management, L.P. (“Indaba”), the Company’s existing secured noteholder. Subject to the Stalking Horse Term Sheet, which remains subject to the approval of the Court, Indaba has agreed to acquire substantially all assets of the Company. The aggregate consideration for the Purchased Assets (as defined in the Stalking Horse Term Sheet) shall consist of: (a) a credit bid equaling $36.9 million in the aggregate; and (b) assumption of the Assumed Liabilities (as defined in the Stalking Horse Term Sheet). The transaction is being implemented in the Chapter 11 Cases under Section 363 of the Bankruptcy Code and will be subject to approval by the Court and compliance with agreed upon and Court-approved bidding procedures allowing for the submission of higher or otherwise better offers, and other agreed-upon conditions.

Due to the demands associated with the Chapter 11 Cases and related activities, including the potential sale of the Company’s assets in connection with the Stalking Horse Term Sheet, the Company and its management team and other finance, accounting and administrative personnel have devoted significant time, attention and resources to such bankruptcy matters. Moreover, combined with the limited resources available to the Company, and the resources that would be necessary for the Company to prepare financial statements for the Form 10-Q, the Company has determined that it will be unable to timely file the Form 10-Q without unreasonable effort or expense and is unable to estimate when or if it will be able to complete and file the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Patience	520	365-3100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in “Part III — Narrative” of this Form 12b-25, the Company has determined that it will be unable to file the Form 10-Q without unreasonable effort or expense. The Company believes that its results of operations for the quarterly period ended March 31, 2025 differed significantly from its results of operations for the corresponding quarterly period ended March 31, 2024 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the commencement of the Chapter 11 Cases.

Cautionary Note Regarding the Company’s Common Stock

The Company cautions that trading in its common stock during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s common stock may bear little or no relationship to the actual recovery, if any, by holders of the Company’s common stock in the Chapter 11 Cases. In particular, the Company expects that holders of its common stock will experience a significant or complete loss on their investment.

Forward-Looking Statements

This Form 12b-25 includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements reflect the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from the forward-looking statements contained herein. Any forward-looking statements that the Company makes in Form 12b-25 speak only as of the date of such statement, and the Company undertakes no obligation to update such statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements in this Form 12b-25 include, but are not limited to, statements relating to the Chapter 11 Cases, including the Company’s plans to sell its assets pursuant to chapter 11 of the Bankruptcy Code. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks associated with the potential adverse impact of the Cases on the Company’s liquidity and results of operations; changes in the Company’s ability to meet its financial obligations during the Cases and to maintain contracts that are critical to its operations; the outcome and timing of the Cases and any potential asset sale; the effect of the filing of the Cases and any potential asset sale on the Company’s relationships with vendors, regulatory authorities, employees and other third parties; possible proceedings that may be brought by third parties in connection with the Cases or the potential asset sale; uncertainty regarding obtaining Court approval of a sale of the Company’s assets or other conditions to the potential asset sale; and the timing or amount of any distributions, if any, to the Company’s stakeholders. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company’s filings with the SEC, including under Item 1A, “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and as revised and updated by the Company’s subsequent reports filed with the SEC.

Accelerate Diagnostics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2025	By:	/s/ David Patience
		Name:	David Patience
		Title:	Chief Financial Officer

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